Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Epilog Imaging Systems, Inc.
75 E. Santa Clara Street, Suite 600
San Jose, CA 95113
www.epilog.com

Up to $4,687,025.19 in Common Stock at $3.03
Minimum Target Amount: $14,998.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Epilog Imaging Systems, Inc.
Address: 75 E. Santa Clara Street, Suite 600 , San Jose, CA 95113
State of Incorporation: DE
Date Incorporated: June 28, 2010

Terms:

Equity

Offering Minimum: $14,998.50 | 4,950 shares of Common Stock
Offering Maximum: $4,687,025.19 | 1,546,873 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.03
Minimum Investment Amount (per investor): $199.98

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

Offer a select audience additional stackable bonus shares

Bonus Shares: 50%

Combo/Avid Investor Perk

Early Bronze — Invest $500+ within the first two weeks and receive 5% bonus shares

Early Silver — Invest $1,000+ within the first two weeks and receive 10% bonus shares

Early Gold — Invest $2,500+ within the first two weeks and receive 15% bonus shares

Early Platinum — Invest $5,000+ within the first two weeks and receive 20% bonus shares

Early Diamond — Invest $10,000+ within the first two weeks and receive 25% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1000+ and receive 5% bonus shares + free Epilog T-shirt**

Tier 2 Perk — Invest $2500+ and receive 10% bonus shares + 50% off SideCar

Tier 3 Perk — Invest $5,000+ and receive 15% bonus shares + 75% off SideCar

Tier 4 Perk — Invest $10,000+ and receive 20 % bonus shares + Free SideCar***

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**The Company will email all eligible investors to coordinate t-shirt delivery and sizing.

**Eligible investors will not incur fees for the free SideCar.

The 10% StartEngine Owners' Bonus

Epilog Imaging Systems, Inc. ("Epilog") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.03 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $303. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 50% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Epilog Imaging Systems Inc. specializes in advanced robotics and computer vision technology, aiming to assist humans in repetitive tasks. The company focuses on artificial intelligence (AI) vision products for automobiles, self-driving, and the transportation industry. Founded in 2010 as Biotronix Corporation, a Delaware holding company, it was renamed Epilog Imaging Systems, Inc. in 2015, marking the beginning of its operations.

The company is incorporated in Delaware and conducts sales through the internet both domestically and internationally. Its primary operations are based in California, where it is registered and qualified for business.

Business Plan

Epilog is directing resources towards launching its self-driving product, SideCar. Plans are in place to produce 1,000 units for a 2024 release, which includes 3,000 electro-optical modules, with 2,000 sub-modules already delivered. The first batch of 100 units is expected to be ready in the first half of 2024. An introductory price of $999 is set for SideCar.

Reservations for SideCar are ongoing, with deliveries expected in 2024. The development of SideCar is complex and internal functionality and software testing has already commenced!

Epilog is also developing queue management products, Wellcome and Closeview, with market release expected between 2024-2025. These products are being developed under a wholly-owned subsidiary, Aperis. Licensing or direct production and marketing options are being considered.

Wellcome, a remote health measurement device, underwent pre-production and test marketing during the Covid pandemic. Continued development is needed, including features like heart rate and oxygenation measurements.

CloseView, a queue management device, is being developed rapidly, subject to resource availability. New patents for SideCar, Wellcome, and Closeview are being pursued.

Despite not generating significant revenues yet, the company anticipates doing so in 2024, depending on product releases and market alignment.

Anticipated Products and/or Services

SideCar: AI Self-driving assistant for cars, compatible with most late-model vehicles with adaptive cruise control.

Wellcome: AI Remote health assessment device, aimed at prescreening patients in medical offices.

Closeview: AI-powered multispectral 8k+ remote monitoring system, suitable for parking lots.

Customer Base

Our anticipated customer base includes individuals and corporations interested in AI vision systems and related technology

US Patents and Trademarks

Multiple patents and trademarks are held by the company, including those for imaging systems, camera assemblies, and AI technologies. Patents are mostly granted, with some trademarks pending. Notably, Michael Mojaver is listed as the inventor for several patents.

Governmental/Regulatory Approval and Compliance

The company operates under U.S. federal, state, and local laws and regulations, which are subject to change.

Previous Raise Discrepancy

The pre-money valuation calculation for Epilog's previous CF raise with StartEngine relied on the outstanding amount of Common Stock for the Company being 21,149,804. This figure incorrectly included deferred compensation; therefore, investors in the prior raise paid a lower price per share than they should have at the given valuation.

Competitors and Industry

The self-driving industry is split into two segments, robotaxis (Waymo, Cruise) and consumer cars (Tesla). Competing solutions use a complex patchwork of sensors and AI whereas a single Sidecar device excels at a lower cost. For example, Tesla uses 8 cameras with 5 of them looking forward to navigate traffic. Self-driving taxis (Waymo, Cruise, etc.) add LiDAR at a cost of tens of thousands of dollars. High-quality imaging is also possible from Hollywood type cameras, e.g. red.com, but these lack any AI capability and cost tens to hundreds of thousands of dollars each.

If you want a self-driving car today you have to buy a Tesla, but there are millions of cars on the road with electronic steering, braking, and throttle that can be controlled by Sidecar. For example Sidecar can be installed in a Toyota Corolla, a car half the price of the cheapest Tesla.

Our total addressable market size is multi-billion (millions of cars * Sidecar MSRP of $999), and we plan to manufacture and sell as many Sidecars as we can. We believe when we sell a few thousand we can make a dent in the yearly sales of competing manufacturers for our supported vehicles. For instance, if we can show Honda that 1000 people bought a Camry instead of a Civic because Camry is supported by Sidecar, that's showing Honda we caused them to lose at least $22,550,000 in revenue ($22,550 (Civic MSRP) * 1000).

We believe this could create an incentive for Honda, or any car manufacturer whose cars may not be immediately supported with Sidecar, to partner with us to develop a version for them and has the potential to open the door to similar deals or acquisition opportunities from other carmakers.

Current Stage and Roadmap

We are in the process of manufacturing the first 1000 units of Sidecar. We expect to take delivery in early 2024 and will begin selling direct to consumers. Once we grow revenue we plan to explore ways to manufacture the next 10,000 units.

Future Roadmap

Reaching 10,000 units will signify our next major milestone as it will require the initial 1K units of SideCar to have been sold, installed, and successfully operated. We will have secured a foothold in the market and will see continued demand for our product. Our biggest challenges will revolve around successfully scaling our operations to install our units, interface with existing customer inquiries and problems, and adapt to unforeseen challenges that occur as SideCar begins operating on public roads in the hands of real people.

The Team

Officers and Directors

Name: Michael Mojaver

Michael Mojaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO/Secretary/Treasurer/ Principal Accounting Officer
  Dates of Service: June, 2010 - Present
  Responsibilities: Visionary leader, strategist, communicator, and manager involving all aspects of running a leading edge technology company. Salary: $120,000

- Position: Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Determining and implementing policies and making decisions. preparing and filing statutory documents with the company. Calling meetings, including an annual meeting of shareholders. Equity 250,000 shares/year

Name: Lance Mojaver

Lance Mojaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO, Director
  Dates of Service: June, 2015 - Present
  Responsibilities: Manage technology products Salary $150,000 Equity 200,000 shares/year.

Name: Rony Greenberg

Rony Greenberg's current primary role is with Sqream. Rony Greenberg currently services 1 hours per week in their role with

the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Determining and implementing policies and making decisions. preparing and filing statutory documents with the company. Calling meetings, including an annual meeting of shareholders. No cash salary, Equity 75,000 shares/year

Other business experience in the past three years:

- Employer: Sqream
  Title: Chief Business Development Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: Build relationships with other companies to drive sales.

Name: Marc Munford

Marc Munford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP Business Development
  Dates of Service: November, 2016 - Present
  Responsibilities: Business Development and Sales. Salary is TBT depending on the Future funding based

Other business experience in the past three years:

- Employer: ArionBio Inc.
  Title: Business Development
  Dates of Service: January, 2020 - Present
  Responsibilities: Build relationships with other companies to drive sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means

that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock for a total of $4,687,025.19 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our

current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on one type of service, providing products related to artificial intelligence (AI) vision systems. Our revenues are therefore dependent upon the market for customers and corporations interested in AI vision systems and related technology.

We may never have an operational product or service
It is possible that there may never be an operational Sherpa or Ultimax programs or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Sherpa and/or Ultimax. Delays or cost overruns in the development of our Sherpa and/or Ultimax and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because

later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Epilog Imaging systems was formed on 6/28/2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Epilog Imaging Systems, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Sherpa and/or Ultimax is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even ifwe believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, ifwe are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the NHTSA (National Highway Traffic Safety Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a technology-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Epilog Imaging Systems, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Epilog Imaging Systems, Inc could harm our reputation and materially negatively impact our financial condition and business.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Mojaver	11,250,000	Common Stock	56.756%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,546,873 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 19,821,831 outstanding.

Voting Rights

Voting rights: Each share is entitled to 1 vote.

Material Rights

The total amount outstanding includes 3,327,846 shares to be issued pursuant to stock options issued.

Dividends upon the capital stock of the corporation, subject to the applicable provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the Board of Directors shall think conducive to the interest of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

Previous Raise Discrepancy

The pre-money valuation calculation for Epilog's previous CF raise with StartEngine relied on the outstanding amount of Common Stock for the Company being 21,149,804. This figure incorrectly included deferred compensation; therefore, investors in the prior raise paid a lower price per share than they should have at the given valuation.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights: The voting rights of the Preferred Stock may be determined at time of designation of any such series of Preferred Stock.

Material Rights

The board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of any series of preferred stock which are premitted by th e Delaware General Corporation Law.

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger

company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $13,250.25
  Number of Securities Sold: 17,667
  Use of proceeds: In lieu of services for Reg A+ campaign video
  Date: January 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $31,255.00
  Number of Securities Sold: 42,962
  Use of proceeds: Working Capital
  Date: February 01, 2021
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,601,111.00
  Number of Securities Sold: 1,998,091
  Use of proceeds: Developing products
  Date: December 18, 2021
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $898,022.00
  Number of Securities Sold: 545,286
  Use of proceeds: Developing products
  Date: December 31, 2022
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $844.00
  Number of Securities Sold: 1,125
  Use of proceeds: N/A – issued to the intermediary in connection with the Reg A+ raise
  Date: July 05, 2022
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $54,203.00
  Number of Securities Sold: 38,588
  Use of proceeds: N/A – issued to the intermediary in connection with the Reg A+ raise
  Date: July 05, 2022
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $472,481.99
  Number of Securities Sold: 176,336
  Use of proceeds: Working Capital
  Date: June 30, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.

The company did not generate any revenue in both years, indicating it is still in a pre-revenue stage.

Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.

There were no costs associated with sales in both years, consistent with the company's pre-revenue status.

Gross margins

Gross margins for fiscal year 2021 were $0 compared to $0 in fiscal year 2022.

In 2021 the company transitioned from research and development to beginning production and preparing for product sales and support.

Expenses

Expenses for fiscal year $1,056,842 in fiscal year 2021 compared to 1,007,415 in fiscal year 2022

The decrease in expenses may be attributed to operational adjustments and cost optimization strategies.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not sold a mass-produced product yet. Past cash was primarily generated through equity investments. Our goal is to increase cash flow and reach profitability in 2024. We plan to generate revenue through sales of our Sidecar product, which have developed and are presently delivering the first 1000 units of. We will aim to successfully sell those units in order to deliver our second batch or units, which will number 10,000. We anticipate raising additional funds during this time to deliver these additional units. In the post-Covid era, employing the Just In Time model, such as manufacturing 10 batches of 1,000 units each over 10 months, is currently impractical. Should we opt to produce 10,000 units, it would necessitate roughly $5M in cash to procure semiconductor components in advance, with the lead times for some crucial components currently extending to 24 weeks.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 02/26/24, the Company has capital resources available in the form of $86,000 cash on hand. We are on the verge of recognizing $1M in inventory, with two-thirds of the materials already in stock and 10% of that inventory poised for shipment in the coming months. These items will appear on our balance sheet once the builds are completed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from ongoing and future campaigns are critical for the company's operations, particularly for supporting manufacturing and production initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company believes that the funds from these campaigns are essential for its viability. Approximately 90% of the company's total funds is expected to come from these campaigns, assuming the maximum funding goal is reached.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum offering amount, the company anticipates operating for 16 months based on a monthly burn rate of $30,000, with the current expenses being salaries, inventory, operations, and R&D. This burn rate has been ongoing since fall 2023 and we don't anticipate it changing in the near future until the company has secured additional funds. As we begin to deliver our initial 1,000 units of SideCar, we would expect this burn rate to change as we would be generating revenue from these deliveries but also anticipate an increase in operational expenses as we support these units in the field.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 6 years. This is based on a current monthly burn rate of $30,000 for expenses related to salaries, inventory, operations, R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated additional future sources of capital including future capital raises.

Indebtedness

- Creditor: Michael Mojaver
  Amount Owed: $227,525.00
  Interest Rate: 0.0%
  Amount Owed: $227,525 (as of both December 31, 2022, and December 31, 2021) Interest Rate: Minimum federal statutory rate (specific rate not provided in the document) Any other material terms: These advances are classified as 'notes payable related party' on the balance sheet. The advances are subject to Section 7872, which governs the treatment of loans between related parties. The accrued interest on these advances was $101,196 as of December 31, 2022, and $98,921 as of December 31, 2021.

Related Party Transactions

- Name of Entity: Michael Mojaver
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Advanced funds for operations totaling $227,525 as of December 31, 2020.
  Material Terms: Advances accrue interest at the minimum federal statutory rate as per Section 7872. The accrued interest balance was $98,921 as of December 31, 2021, and $96,513 as of December 31, 2020.

- Name of Entity: Marc Munford

Relationship to Company: Officer
Nature / amount of interest in the transaction: Reimbursement for leased space in San Francisco, CA used primarily for office space. Payments of $54,000 for 2022 and $33,000 for 2021.
Material Terms: Monthly lease rate of $4,500. The officer uses a part of the premises for personal use, while the remainder is utilized for the Issuer's business operations.

Valuation

Pre-Money Valuation: $60,060,147.93

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of a third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the Company has 0 preferred stock outstanding;

(ii) all options with a right to acquire shares have been exercised.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Please see Risk Factors for additional information regarding the use of forward-looking information.

Reasonable Basis:

The Epilog valuation model is based on scaling sales of our Sidecar self-driving product from one thousand units expected in 2024 to about SOK units annually by 2026. Sidecar has been in development for several years now, has been extensively tested and the first 1000 units are in production. The market size for Sidecar is around 50 million vehicles, either already on the road or expected to enter service in the next 3 years. These vehicles have driver assistance features installed from the factory, mainly Lane Keeping Assist Systems (LKAS) that make them plug and play with Sidecar.

In our financial model we assume 1% market penetration despite our belief that the company's technology is in a leading position to take over the entire self-driving add-on market.On the revenue side, our valuation model assumes 50% quarterly growth at the start, slowing to 25% quarterly growth in 3 years as the operation expands. The expense side scales costs as a function of units expected sold, to support sales, support, and manufacturing operations and uses actual 2022/2023 numbers as a base.

A summary of our projected (i) Cost of Goods Sold, (ii) Gross Margins and (iii) Fixed Costs:

2023: (i) $0.6M (ii) 48% (iii) $1.2M

2024: (i) $2M (ii) 56% (iii) $2.7M

2025: (i) $21M (ii) 64% (iii) $7.3M

*2023 financial figures are based on the Company's projections model and have not been reviewed by a CPA. Actual figures are subject to change.

The value of the business is calculated using two different techniques. The Discounted Cash Flow (DCF) model uses the future value of expected EBITDAs over 3 years. A second approach estimates the valuation by multiplying by a factor obtained from comparable companies that were recently acquired. The company valuation assumes multiples between 3x to 7x and discount rates 8% to 16%. This valuation is in the range of $33M to $128M. The management feels comfortable with a number in the mid-range ($60M) lower end of the multiples (3x) and 12% discount range. In building the model Epilog management relies on their extensive experience building and scaling sales, marketing, and manufacturing operations. We

are assuming that there will be a steady supply of components in the years ahead and the massive supply chain disruptions will be mitigated.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Development
  94.5%
  Building and delivering more Sidecars.

If we raise the over allotment amount of $4,687,025.19, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  15.0%
  includes activities such as marketing for the Reg CF raise, advertising, digital marketing, sales team salaries and commissions, trade shows, public relations, and marketing materials.

- Research & Development
  15.0%
  encompass activities such as research personnel salaries, laboratory equipment, prototyping, testing, and experimentation.

- Company Employment
  15.0%
  salaries of supporting staff including employees as well as contractors, accounting and legal personnel.

- Operations
  15.0%
  cost of rent and other general services.

- Inventory
  34.5%
  includes raw materials, work-in-progress items, finished goods, spare parts, software licenses, prototypes, intellectual property, packaging materials, and excess or obsolete inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.epilog.com (www.epilog.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/epilog

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Epilog Imaging Systems, Inc.

[See attached]

EPILOG IMAGING SYSTEMS, INC.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Years ended December 31, 2022 and 2021

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Epilog Imaging Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Epilog Imaging Systems, Inc. ("the Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit and net losses. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements,

taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Patents

Description of the Critical Audit Matter

As discussed in Note 3 to the financial statements, patents are recorded at cost and amortized over useful life. Auditing management's determination of useful life of patents and impairment of patents was complex and highly judgmental due to the significant estimation required.

How the Critical Audit Matter Was Addressed in the Audit

To test the estimated useful life of patents, we performed audit procedures that included, among other things, assessing methodologies, testing the significant assumptions related to impairment of patents and testing useful lives for appropriateness. We tested the existence of the patents, utilized our own estimates, and compared our expected results to management's estimates.

Fruci & Associates II, PLLC

We have served as the Company's auditor since 2019.

Spokane, Washington
April 28, 2023

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 820,311	$ 1,256,284
Prepaid expenses and deposits	128,697	-
Other receivable	20,000	-
TOTAL CURRENT ASSETS	969,008	1,256,284
FURNITURE AND EQUIPMENT, NET	122,000	63,548
SECURITY DEPOSIT	2,170	2,170
INTANGIBLE ASSETS, NET	297,173	290,118
RIGHT OF USE ASSET	31,662	-
TOTAL ASSETS	$ 1,422,013	$ 1,612,120
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 103,787	$ 91,575
Accrued liabilities	35,318	28,337
Accrued interest, related party	101,196	98,921
Advances, related party	15,451	15,451
Notes payable, related party	227,525	227,525
Lease liability obligation	32,142	-
TOTAL CURRENT LIABLITIES	515,419	456,809
TOTAL LIABILITIES	515,419	456,809
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Preferred Stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	-	-
Common Stock, $0.0001 par value; 25,000,000 shares authorized; 16,317,649 and 15,743,746 shares issued and outstanding	1,649	1,574
Additional paid-in capital	4,046,910	3,380,852
Subscriptions receivable	(411)	(100,000)
Accumulated deficit	(3,141,554)	(2,132,115)
TOTAL STOCKHOLDERS' EQUITY	906,594	1,150,311
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,422,013	$ 1,607,120

See independent auditors' report and accompanying notes to the financial statements.

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2022 and 2021

	2022	2021
REVENUE	$ -	$ -
OPERATING EXPENSES		
Advertising and promotion	47,467	344,234
Auto and travel	28,895	21,211
General and administrative expense	31,648	67,606
Insurance	12,074	9,820
Payroll expense	568,531	270,015
Professional fees	68,542	95,666
Occupancy and facility	99,009	83,357
Research and development	97,544	102,470
Depreciation and amortization	53,705	62,463
TOTAL OPERATING EXPENSES	1,007,415	1,056,842
NET LOSS FROM OPERATIONS	(1,007,415)	(1,056,842)
OTHER INCOME (EXPENSE)		
Interest expense	(2,024)	(5,484)
TOTAL OTHER INCOME (EXPENSE)	(2,024)	(5,484)
NET LOSS BEFORE INCOME TAX	(1,009,439)	(1,062,326)
Provision (benefit) for income tax	-	-
NET LOSS	$ (1,009,439)	$ (1,062,326)
Basic and diluted loss per share	$ (0.06)	$ (0.07)
Basic and diluted weighted average shares outstanding	16,272,873	14,230,201

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2022 and 2021

	Common stock						
	Shares issued	Par value $0.0001 per share	Additional paid in capital	Subscriptions receivable	Shares to be issued	Accumulated deficit	Total shareholders' equity
BALANCE, December 31, 2020	13,684,927	$ 1,365	$ 1,428,412	$ (90,534)	$ 31,255	$ (1,069,789)	$ 300,709
Common shares issued-Reg CF	42,962	4	31,251	-	(31,255)	-	-
Common shares issued for cash	1,998,091	203	2,610,374	(9,466)	-	-	2,601,111
Issuance costs	-	-	(702,508)	-	-	-	(702,508)
Shares issued for services	17,667	2	13,323	-	-	-	13,325
Net loss	-	-	-	-	-	(1,062,326)	(1,062,326)
BALANCE, December 31, 2021	15,743,647	$ 1,574	$ 3,380,852	$ (100,000)	$ -	$ (2,132,115)	$ 1,150,311
Common shares issued for cash-Reg A	545,286	72	798,361	99,589	-	-	898,022
Issuance costs	28,716	3	(132,303)	-	-	-	(132,300)
Net loss	-	-	-	-	-	(1,009,439)	(1,009,439)
BALANCE, December 31, 2022	16,317,649	$ 1,649	$ 4,046,910	$ (411)	$ -	$ (3,141,554)	$ 906,594

The accompanying footnotes are an integral part of these financial statements.

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021

		2022		2021
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(1,009,439)	$	(1,062,326)
Adjustments to reconcile net loss to net cash used by operating activities				
Depreciation and amortization		53,705		62,463
Shares issued for services		-		13,325
Changes in operating assets and liabilities:				
Prepaid expenses		(128,697)		-
Other receivable		(20,000)		-
Accounts payable		12,213		-
Accrued liabilities and lease obligation liability		7,461		44,745
Accrued liabilities, related party		2,275		4,182
Net cash used by operating activities		(1,082,482)		(937,611)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of equipment		(76,675)		(50,277)
Patent and trademark filings		(42,537)		(30,913)
Net cash used by investing activities		(119,212)		(81,190)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from issuance of common stock, net of issuance costs		765,722		1,898,603
Net cash provided by financing activities		765,722		1,898,603
Net increase (decrease) in cash and cash equivalents		(435,973)		879,802
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,256,284		376,482
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	820,311	$	1,256,284
SUPPLEMENTAL CASH FLOW INFORMATION:				
Interest paid in cash	$	38	$	589
Taxes paid	$$	-	$	-

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING SYSTEMS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Epilog Imaging Systems, Inc. ("the Company") was incorporated on June 28, 2010 under the laws of the State of Delaware, and is headquartered in San Jose, CA. The Company is creating imaging technologies that meet and exceed the capabilities of human vision.

On July 12, 2021 Epilog formed a new wholly-owned subsidiary, Aperis, LLC ("Aperis"), a California limited liability company. Aperis was established to differentiate the branding for the Company's queue management products, distinguishing it from the self-driving technology of Epilog Imaging Systems, Inc.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Aperis, LLC. All intercompany balances and transactions are eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates may be materially different from actual financial results. Significant estimates include the recoverability of long-lived assets, the collection of accounts receivable, valuation of inventory and intangible assets.

Reclassifications

Certain reclassifications have been made to the 2021 financial statements to conform to the 2022 presentation. These reclassifications have no effect on the results of operations, shareholders' equity and cash flows as previously reported.

Risks and Uncertainties

As of December 31, 2022, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position.

Cash and Cash Equivalents

The Company maintain the majority of its cash accounts at a commercial bank. The total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per commercial bank, at times the Company may exceed the FDIC limits. For purposes of the statement of cash flows the Company considers all cash and highly liquid investments with initial maturities of one year or less to be cash equivalents. No losses have been recognized related to the amount in excess of FDIC limit.

Accounts Receivable

The Company may grant credit to our customers and does not require collateral. The Company's ability to collect receivables is affected by economic fluctuations in the geographic areas and industries served by us. Reserves for un-collectable amounts are provided, based on past experience and a specific analysis of the accounts. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts.

Equipment

Equipment is stated at cost. Significant improvements are capitalized and depreciated. Depreciation of equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Maintenance and repairs are charged to operations as incurred. Gains or losses on disposition or retirement of property and equipment are recognized in operating expenses.

Long –Lived Assets

Management assesses the recoverability of its long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment if any, is measured based on fair value and is charged to operations in the period in which long-lived assets impairment is determined by management. There can be no assurance however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2022 and December 31, 2021, the Company recognized $47,467 and $344,234, respectively in advertising costs recorded under the heading 'Advertising and promotion' in the statement of operations.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary on December 31, 2022 or December 31, 2021.

Revenue Recognition

The Company recognizes revenue under ASU No. 2014-09, *"Revenue from Contracts with Customers (Topic 606),"* ("ASC 606").

Performance Obligations Satisfied Over Time

FASB ASC 606-10-25-27 through 25-29, 25-36 through 25-37, 55-5 through 55-10

An entity transfers control of a good or service over time and satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

a. The customer receives and consumes the benefits provided by the entity's performance as the entity performs (as described in FASB ASC 606-10-55-5 through 55-6).

b. The entity's performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (as described in FASB ASC 606-10-55-7).

c. The entity's performance does not create an asset with an alternative use to the entity (see FASB ASC 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (as described in FASB ASC 606-10-25-29).

Performance Obligations Satisfied at a Point in Time
FASB ASC 606-10-25-30

If a performance obligation is not satisfied over time, the performance obligation is satisfied at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity should consider the guidance on control in FASB ASC 606-10-25-23 through 25-26. In addition, it should consider indicators of the transfer of control, which include, but are not limited to, the following:

a. The entity has a present right to payment for the asset

b. The customer has legal title to the asset

c. The entity has transferred physical possession of the asset

d. The customer has the significant risks and rewards of ownership of the asset

e. The customer has accepted the asset

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. In addition, a) the company also does not have an alternative use for the asset if the customer were to cancel the contract, and b.) has a fully enforceable right to receive payment for work performed (i.e., customers are required to pay as various milestones and/or timeframes are met)

There was no revenue recognized during the years ended December 31, 2022 and 2021, respectively.

Epilog was founded with the goal of using robotics and computer vision to help humans with repetitive/robotic tasks. Specifically, the company develops artificial intelligence ("AI") vision products related to automobiles, self-driving, and the transportation industry. The company is seeking to bring human quality, AI based vision driver assistance technology to millions of cars already on the road today (mobile solution) as well as queue management system for monitoring the flow of people and vehicles (stationary solution). The company's products offer exceptionally high image quality AI in compact and cost-efficient devices, best suited to monitoring large spaces, for example, highways, transportation hubs, parking lots and arenas.

The Company is unable to reasonably estimate future costs that will be incurred under its warranty program on revenue recognized as of December 31, 2022, and the Company anticipates the amounts associated with revenues recognized as of December 31, 2022 to be immaterial to the financial statements.

Fair Value of Financial Instruments

The Financial Accounting Standards Board issued ASC (Accounting Standards Codification) 820-10 (SFAS No. 157), "Fair Value Measurements and Disclosures" for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. FASB ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. FASB ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

- Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange traded instruments and listed equities.

- Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- Level 3 Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The Company's financial instruments consist of cash, prepaid expenses, inventory, accounts payable, convertible notes payable, advances from related parties. The estimated fair value of cash, prepaid expenses, investments, accounts payable, convertible notes payable and advances from related parties approximate their carrying amounts due to the short-term nature of these instruments.

The carrying amount of accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Contingencies

In determining accruals and disclosures with respect to loss contingencies, the Company evaluates such accruals and contingencies for each reporting period. Estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Other Comprehensive Income

There are no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Earnings per share

Basic Earnings Per Share ("EPS") is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and warrants and other convertible instruments.

At December 31, 2022, the Company had outstanding common shares of 16,317,649 used in the calculation of basic earnings per share. Basic weighted average common shares and equivalents for the year ended December 31, 2022 were 16,272,873. As of December 31, 2022, there was no outstanding instruments that could be dilutive and diluted weighted average common shares and equivalents were withheld from the calculation as they were considered anti-dilutive.

Research and Development

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.. During the year ended December 31, 2021, the Company recognized $102,470 in research and development costs. During the year ended December 31, 2022, the Company recognized $97,544 in research and development costs.

Share-Based Compensation

The Company accounts for stock based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock based compensation cost is measured at the grant date based on the fair value of the award.

On September 14, 2020, the board of directors approved to allocate 670,000 shares for services rendered in 2019 and 670,000 shares for services rendered in 2020 to key individuals to be granted once the company stock option plan is in place.

Income Taxes

The Company accounts for income taxes using the liability method. The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of (i) temporary differences between financial statement carrying amounts of assets and liabilities and their basis for tax purposes and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when management concludes that it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Federal Income taxes are not currently due since we have had losses since inception.

On December 22, 2018, H.R. 1, originally known as the Tax Cuts and Jobs Act, (the "Tax Act") was enacted. Among the significant changes to the U.S. Internal Revenue Code, the Tax Act lowers the U.S. federal corporate income tax rate ("Federal Tax Rate") from 35% to 21% effective January 1, 2018. The Company will compute its income tax expense for the year ended December 31, 2020 using a U.S. Federal Tax Rate of 21% and an estimated state of California rate of 9%.

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company is no longer subject to U.S. federal tax examinations for years prior to fiscal 2018. Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 *Income Taxes – Recognition.* Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard required by ASC 740-10-25-5.

Deferred income tax amounts reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

As of December 31, 2022, we had a net operating loss carry-forward of approximately $3,141,554 and a deferred tax asset of $942,466 using the statutory rate of 30% (US. Federal rate of 21% and the state of California rate of 9%. For tax years prior to January 2018, the deferred tax asset may be recognized in future periods, not to exceed 20 years. Under the CARES Act, NOLs arising in tax years beginning after December 31, 2017, and before January 1, 2021 (e.g., NOLs incurred in 2018, 2019, or 2020 by a calendar-year taxpayer) may be carried back to each of the five tax years preceding the tax year of such loss. Since the enactment of the Tax Cuts and Jobs Act of 2017 (TCJA), NOLs generally could not be carried back but could be carried forward indefinitely. Further, the TCJA limited NOL absorption to 80% of taxable income. The Cares act temporarily removes the 80% limitation, reinstating it for tax years beginning after 2020. However, due to the uncertainty of future events we have booked valuation allowance of $639,635. FASB ASC 740 prescribes recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2022 the Company had not taken any tax positions that would require disclosure under FASB ASC 740.

	December 31, 2022	December 31, 2021
Deferred tax asset	$ 942,466	$ 639,635
Valuation allowance	(942,466)	(639,635)
DEFERRED TAX ASSET (NET)	$ -	$ -

Leases:

The Company determines if an arrangement is a lease, or contains a lease, at the inception of an arrangement. If the Company determines that the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or finance lease. Operating and finance leases result in recording a right-to-use ("RTU") asset and lease liability on the consolidated balance sheets. RTU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease RTU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For purposes of calculating operating lease RTU assets and operating lease liabilities, the Company uses the non-cancellable lease term plus options to extend that it is reasonably certain to exercise. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company has elected not to recognize RTU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. The Company has elected not to separate lease and non-lease components for any class of underlying asset.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business. The Company had a total accumulated deficit of $3,141,554 through December 31, 2022 and net loss of $1,009,439 for the year ended December 31, 2022. Therefore, there is substantial doubt about the ability of the Company to continue as a going concern. There can be no assurance that the Company will achieve its goals and reach profitable operations and is still dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) to generate positive cash flow from operations.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

Recent Accounting Pronouncements:

Accounting Standards Updates Adopted

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The update contains a number of provisions intended to simplify the accounting for income taxes. Adoption of this update on January 1, 2021 had no impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

Leases: In February 2016, FASB issued ASU. 2016-02: *Leases (Topic 842)* which requires a lessee to recognize a right-of-use (ROU) asset and lease liability on the balance sheet for all leases with a term longer than 12 months and provide enhanced disclosures. The Company adopted the new standard effective January 1, 2022 using a modified retrospective method and will not restate comparative periods. The Company expects to elect the 'package of practical expedients,' which permits the Company not to reassess under the new standard the Company's prior conclusions about lease identification, lease classification and initial direct costs.

The Company is reviewing the effects of following recent updates. The Company has no expectation that any of these items will have a material effect upon the financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2 – PLANT AND EQUIPMENT

For the years ended December 31, 2022 and 2021, the company acquired additional equipment at a cost of $76,675 and $50,277, respectively. Depreciation expense for the years ended December 31, 2022 and 2021, respectively, was $18,223 and $10,119, respectively.

		December 31, 2022		December 31, 2021
Furniture and equipment	$	89,553	$	89,553
Vehicle		34,434		34,434
Warehouse equipment		9,902		9,902
Leasehold improvements		5,000		-
Total property and equipment		210,564		133,889
Less accumulated depreciation		(88,564)		(70,341)
PROPERTY AND EQUIPMENT, NET	$	122,000	$	63,548

NOTE 3 – INTANGIBLE ASSETS

			December 31,			
Description	Number	Grant date		2022		2021
Patents granted						
Compound dome camera assembly	7-274-381	9/25/2007	$	137,707	$	137,707
Super resolution imaging and tracking system	6-833-843	12/21/2004		140,842		140,842
High density storage system	7-573-715	8/11/2009		134,027		134,027
Super resolution binary imaging and tracking system	9-137-433	9/15/2015		10,811		10,811
Compound dome camera assembly	9-485-395	9/1/2016		37,556		37,556
Compound dome camera assembly	10-148-916	12/4/2018		15,959		15,959
Super resolution binary imaging and tracking system	10-348-963	7/9/2019		33,633		32,367
Super resolution imaging and tracking system	10-404-910	9/3/2019		24,855		24,855
Automated digital magnifier system with hand gesture controls	10-599-920	3/24/2020		7,888		7,888
Method and apparatus for obtaining enhanced resolution images	10-924-668	2/16/2021		32,755		32,755
Total - Patents granted				576,033		574,767
Trademark - Epilog		7/25/2022		1,154		-
Trademark - Quantum Definition		2/2/2017		3,306		3,306
Total - Patents and trademarks granted				580,493		578,073
Patents and trademarks pending				103,832		63,715
Other intangible assets				22,000		22,000
Less accumulated amortization				(409,152)		(373,670)
INTANGIBLE ASSETS, NET			$	297,173	$	290,118

Amortization expense for the year ended December 31, 2022 and 2021, was $35,482 and $52,344, respectively. Other intangible assets in the table above consist of the purchase of the website and the company name. Patent filings are for patents that have not yet been issued and therefore have not yet begun being amortized.

The patents that are being amortized were purchased and recorded at cost over useful lives of 17 years. Trademarks are amortized over useful lives of 10 years.

On August 3, 2021, the trademark SIDECAR has been allowed by the United States Patent and Trademark Office (USPTO.) The allowance is an International Class 9 authorization for a "Day and night vision system primarily comprising motion sensors and a camera for assisting drivers of vehicles." Epilog's self-driving product was previously called "Sherpa" and the name change to Sidecar was motivated because of potential trademark conflicts.

On September 14, 2021 a new patent application was filed with the USPTO. On September 24, 2021, three Epilog patents and patent applications were extended to international filings.

Management periodically considers the need for impairment of the intangible assets and currently has no need for impairment. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2022.

NOTE 4 – RIGHT OF USE ASSET AND LEASE LIABILITY

On January 1, 2022, the Company signed a lease for its office and facilities located in Santa Cruz, California for a two year term. Monthly lease payments start at $2,697 and escalate to $2,777 in year two. Upon signing the lease, the Company recognized a lease liability and a right of use asset of $60,907 based on the two year payment stream discounted using an incremental borrowing rate of 7.96%.

The right of use asset consists of the following:

Balance as of December 31, 2021	$	-
Contracts identified as leases upon adoption of ASC 842		60,907
Amortization		(29,245)
Balance as of December 31, 2022	$	31,662

At December 31, 2022, the remaining lease term is 1.0 years. As of December 31, 2022 total future lease payments is as follows:

Schedule of lease obligations:		
Year ending December 31, 2022	$	33,324
Less imputed interest		(1,182)
Net lease liability		32,142
Current portion		(32,142)
Long-term liability	$	-

For the year ended December 31, 2022, rent expense of $32,844 was recognized for this lease.

The Company also leased space in San Francisco, California from a related party officer of the Company on a month to month basis at a rate of $4,500 per month. The leased space is primarily used for office space (Note 4 and 5). Due to the short term nature of the lease, the Company has elected to expense the monthly payments as incurred.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

During 2018, the Company entered into an agreement with a manufacturing company to build and test the prototypes. The statement of work estimates the total cost to be $541,000. Payment is through the amortization of the total cost per unit price of the product based on the forecasted volume of product to be purchased by the Company during the first 24 months of full commercial production of the products. To date, no such production has occurred, and no work related to the agreement has been performed.

On September 14, 2020 the board of directors approved to allocate 670,000 shares for services rendered in 2019 and 670,000 shares for services rendered in 2020 to key individuals to be granted once the company stock option plan is in place. For the year ended December 31, 2021, the board of directors approved to allocate an additional 332,500 shares for services rendered to key individuals to be granted once the company stock option plan is in place. At such time as a company stock option plan

is adopted and specific terms have been communicated to recipients, the fair value of the options granted shall be calculated using the Black-Scholes model with inputs including term of stock options (in years), exercise price, vesting conditions and risk-free rate.

On April 1, 2020 Epilog entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The original term of the lease was April 1, 2020 through April 31, 2021 at the rate of $2,170 per month. On August 1, 2020 the lease was revised to include some additional space and extended through Dec 31, 2021. The new monthly rate effective August 1, 2020 is $2,470 per month and will increase to $2,544 per month on May 1, 2021. For the years ended December 31, 2022 and December 31, 2021, the Company recognized rent expense of $20,272, respectively

On January 1, 2022, the Company entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The term of the lease is January 1, 2022 to December 31, 2023 at the rate of $2,697 per month for the period commencing January 1, 2022 and ending December 31, 2022, and at a rate of $2,777 per month for the period commencing January 1, 2023 and ending December 31, 2023 (Note 4).

The schedule of future obligations under the lease is as follows:

Schedule of lease obligations:		
Year ending December 31, 2023	$	65,364
TOTAL	$	131,688

For the year ended December 31, 2021, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $4,500 per month for the period commencing May 15, 2021 and continuing on a month to month basis. For the year ended December 31, 2022 and 2021, the company expensed $54,000 and $33,000, respectively, related to the lease.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. At December 31, 2022 and December 31, 2021, the amount of advances outstanding is $227,525 and is recorded under 'notes payable related party' on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2022 and December 31, 2021 was $101,196 and $98,921, respectively.

For the year ended December 31, 2022, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $4,500 per month. The officer utilizes a room in the premises for his personal use. The remainder of the premises and garage area are utilized for Company business. For the year ended December 31, 2022 and 2021, the Company paid $54,000 and $33,000, respectively, related to the lease which is included in "Occupancy and facility" on the Statement of Operations (Note 5).

NOTE 6 – STOCKHOLDERS' EQUITY

Common stock

The Company is authorized to issue 25,000,000 shares of common stock at $0.0001 par value.

Preferred stock

The Company's Articles of Incorporation authorize 5,000,000 shares of $0.0001 par value Preferred Stock available for issuance with such rights and preferences, including liquidation dividend, conversion and voting rights, as the Board of Directors may determine.

On January 22, 2021 the company issued a total of 17,667 shares of common stock priced at 75 cents a share to two individuals in lieu of services for production of Epilog Reg A+ campaign video.

On February 1, 2021 we issued 42,962 shares from our Reg CF offering valued at $.75 per share for a total of $31,255 associated with shares to be issued as of December 31, 2020.

Between March 1, 2021 and March 14, 2021, the company conducted it's Reg A+ TTW campaign, on CNN, NFL NET, BLOOMBERG networks.

On March 11, 2021, the company entered an escrow services agreement with Prime Trust, LLC. Prime Trust serves as a third-party escrow agent for subscribers to the Epilog Regulation A+ offering, up to a maximum of 5,000,000.

On March 16, 2021, the company completed filing of registration to sell shares in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri. Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, U.S. Virgin Islands and Puerto Rico.

On March 28, 2021, the company launched its Reg A+ campaign on Start Engine.

For the year ended December 31, 2021, the company entered a series of zero-interest loan agreements with StartEngine Primary, LLC totaling $299,593 to cover the costs of advertising and promotion services. All marketing loans were repaid as of December 31, 2021.

For the year ended December 31, 2021, the Company issued 1,998,091 shares of its Common Stock in conjunction with its Reg A+ securities offering for $2,67/201,111 for cash proceeds of $1,898,603 net of issuance costs of $702,508.

On January 25, 2022, the Company issued 27,591 of its Common Stock to StartEngine with a fair value of $20,693 in conjunction with its Reg CF securities offering.

On July 5, 2022, the Company issued an additional 1,125 of it Common Stock to StartEngine with a fair value of $844 in conjunction with its Reg CF securities offering

For the year ended December 31, 2022, the Company issued an additional 545,286 shares of its Common Stock in conjunction with its Reg A+ securities offering for $898,022 including cash proceeds of $765,722 net of issuance costs of $133,146.

As of December 31, 2022 and 2021, the Company had outstanding stock subscriptions receivable of $411 and $100,000, respectively.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855, the Company has analyzed its operations subsequent to December 31, 2021 through April 28, 2023, and has determined that it does not have any other material subsequent events to disclose in these financial

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$90,954.83 Raised

REASONS TO INVEST

- With over $4.5M previously raised, Epilog is seeking to bring next-generation computer vision and AI advancements to several industries.
- Our automotive solution SideCar, developed with Jabil Optics and leading automotive OEMs, targets ~50 million vehicles and has now launched, with limited compatibility.
- Epilog holds 9 patents, with 1 pending, advancing affordable AI vision tech across multiple sectors.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Get Equity
$3.03 Per Share

PREVIOUSLY CROWDFUNDED
$4,990,363.30

RAISED	INVESTORS
$90,954.83	108

MIN INVEST	VALUATION
$199.98	$60.06M

THE PITCH

Patented Optical Designs With Cutting-Edge AI



Epilog aims to revolutionize digital vision technology, delivering unparalleled image quality comparable to the human eye. We believe our innovations transcend industries, benefiting automotive, public health, monitoring, and various other consumer applications. With unrivaled visual precision and range, coupled with cutting-edge AI capabilities, we foresee a future where intelligent machine insights seamlessly aid and safeguard humanity at every juncture.

THE PROBLEM & OUR SOLUTION

Current Self-Driving Systems Neglect the Largest Market: Existing Cars

Driving wastes your valuable time. Tasks such as washing dishes and doing laundry are mundane and repetitive and have been automated thanks to advances in technology. Driving is next.



*The bottom image is a computer-generated visual representation of Epilog's AI vision technology.

Right now self-driving availability is restricted to specific brands of new and expensive cars. Leading self-driving companies have defined autonomous capabilities under their terms, with billions of dollars poured into development that only benefits a few. **The current distribution of self-driving capabilities neglects the largest market — existing cars.**

SideCar is being developed to change the narrative. We plan to open the door to millions of compatible cars that are already on the road by offering a way to modernize your vehicle at a fair base price — $999.


SideCar
Self-Driving Retrofit for Existing Vehicles
Our AI-powered imaging solution, SideCar, can be installed in a range of stock vehicles, making self-driving widely available.

We want to be the platform that bridges the gap in the self-driving market. With an affordable price point and an untapped market of consumers, we believe we can transform images into valuable insights, setting new industry standards.

Collaborations With Major Players & Products That Work!

The immediate market for Epilog's technology is in driver assistance and retrofitting approximately 50 million cars on the road today, as well as those designed for 2025 and later (Source).


NVIDIA
SONY
JABIL

**Nvidia, Jabil, and Sony are key Epilog suppliers and preferred partners but do not directly endorse Epilog's current offering.*

With an impressive 9 patents granted and 1 patent pending for our computer vision technology, along with a production-ready model developed in collaboration with Jabil Optics and several other major automotive manufacturers, we believe Epilog is positioned to disrupt not just one, but multiple industry sectors.


We believe Epilog is at the forefront of innovation with
9 Patents

In early 2024, Epilog launched its SideCar Beta, marking the first step in data collection and product refinement, with plans to initiate large-scale production. Currently, we're in the process of manufacturing the first 1,000 units we anticipate to sell later this year. Looking ahead, we seek to bring our proprietary, affordable tech to even more industries.

WHY INVEST

Self-Driving By Epilog Is On Its Way



With an experienced team and breakthrough AI vision technology, we believe Epilog is paving the way for intelligent machine insights that can revolutionize how we move and change the trajectory of transportation as we know it.

Join our community of over 5,000 investors who've already contributed over $4.5 million to this exciting journey. Be part of the vision; be part of the future – invest in Epilog today and help us create a world where intelligent machine insights aid and protect us at every turn.

ABOUT

HEADQUARTERS

75 E. Santa Clara Street, Suite 600
San Jose, CA 95113

WEBSITE

View Site

Epilog is an early-stage tech company pioneering human-eye-level image quality with computer vision & unique image processing utilized in their flagship product, SideCar. SideCar currently has limited manufacturer/model compatibility.

TEAM



Michael Mojaver

CEO, Secretary, Treasurer, Principal Accounting Officer & Director

Michael Mojaver is currently Epilog's Chief Executive Officer. He has served in that position for ten years, from June 2010 to the present date. Michael's background is in starting, funding and leading technology companies in the United States and internationally. Michael has studied and worked at UC San Diego, Cornell University from 1989- 1996, Fermilab and CERN (Switzerland). Michael's first venture in 1996 was a microchip design company for vision products. Michael's primary area of interest and continuing research is Neural Networks, AI, AR/VR. Prior to founding Epilog, he was the CEO of GIG from 2008 until 2010. Michael holds a BS in engineering and physics from University of California San Diego, obtained in 1989.



Lance Mojaver

CTO & Director

Lance is the principal architect and developer for device, client, and server software at Epilog. He has more than ten years of experience in real-time video software, creating video cameras from initial hardware design to user-facing product. Lance is passionate about creating cutting-edge vision solutions for robotic and consumer use cases. His most recent area of interest is creating structured 3D data with a single camera through techniques such as SLAM.



Rony Greenberg

Director

Business leader with a consistent and proven track record of delivering dramatically increased revenues, gross margin and profits. Experienced at efficiently orchestrating and navigating complex organizations with cross functional teams located worldwide. Highly skilled negotiator and polished communicator with superior client relationship development and ability to close revenue generating partnership contracts. Motivational leader who builds and pilots teams to create strategy and achieve results that exceed organizational objectives. Rony has been previously involved in many Silicon Valley startups.

Rony works 10 hours per week for Epilog.



Marc Munford

VP Business Development

Marc leads Epilog's Consumer OEM Market Channel Development. Marc comes to Epilog from an extensive career in Silicon Valley startups. Previously, Marc was co-founder of NetDrive - the first Internet personal storage service (before it was called Cloud). Marc has built and run sales and business development for early stage companies such as Visto/Good Technology, Funambol, German Software, Treasure Data, and Wollongong/Attachmate. Marc learned to evangelize breakthrough technology when he was a software engineer early in his career working for Steve Jobs at NeXT. Marc's younger days in football also brings Epilog connections to major sports franchise league

TERMS

Epilog

Overview

PRICE PER SHARE
$3.03

VALUATION
$60.06M

DEADLINE
Apr. 30, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $4.69M

Breakdown

MIN INVESTMENT
$199.98

MAX INVESTMENT
$4,687,025.19

MIN NUMBER OF SHARES OFFERED
4,950

MAX NUMBER OF SHARES OFFERED
1,546,873

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

Offer a select audience additional stackable bonus shares

Bonus Shares: 50%

Combo/Avid Investor Perk

Early Bronze — Invest $500+ within the first two weeks and receive 5% bonus shares

Early Silver — Invest $1,000+ within the first two weeks and receive 10% bonus shares

Early Gold — Invest $2,500+ within the first two weeks and receive 15% bonus shares

Early Platinum — Invest $5,000+ within the first two weeks and receive 20% bonus shares

Early Diamond — Invest $10,000+ within the first two weeks and receive 25% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1000+ and receive 5% bonus shares + free Epilog T-shirt**

Tier 2 Perk — Invest $2500+ and receive 10% bonus shares + 50% off SideCar

Tier 3 Perk — Invest $5,000+ and receive 15% bonus shares + 75% off SideCar

Tier 4 Perk — Invest $10,000+ and receive 20 % bonus shares + Free SideCar***

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***The Company will email all eligible investors to coordinate t-shirt delivery and sizing.*

***Eligible investors will not incur fees for the free SideCar.*

The 10% StartEngine Owners' Bonus

Epilog Imaging Systems, Inc. ("Epilog") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.03 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $303. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 50% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

04.02.24

How SideCar's DMS (Driver Monitoring System) Works


SideCar Driver Monitoring System (Extended)

Hello all,

Today we are taking a deeper look into how SideCar's Driver Monitoring System (DMS) operates. This technology is used to ensure the driver is paying attention when SideCar is activated.

This advanced technology, unlike the typical "keep-hands-on-the-wheel" approach used by most car manufacturers, helps to deliver our top priority of occupant safety. In addition to safety, videos captured in-cabin never leave SideCar, ensuring occupant privacy. Only if the user has explicitly opted into data sharing in order to help improve SideCar will the captured videos be shared.

By investing in our state-of-the-art SideCar technology here at Epilog, you will be joining the hundreds of investors from StartEngine who have helped raise nearly $5 million from the crowd. If you want to learn more about Epilog before making a decision, **be sure to attend our webinar Thursday with CEO Michael Mojaver.** **You can register here**. Become a part of our community and become a part of Team Epilog, complete your investment today!

-Team Epilog

PRESS

Yahoo! Finance

Epilog Announces Self-Driving Solution SideCar Available for Sale

View Article

Associated Press

Epilog Announces Self-Driving Solution SideCar Available for Sale

View Article

Business Insider

Epilog Announces Self-Driving Solution SideCar Available for Sale

View Article

Toronto Sun

Epilog Announces Self-Driving Solution SideCar Available for Sale

View Article

ALL UPDATES

03.28.24

Founder Profile: Michael Mojaver



Hello all,

We wanted to peel the curtain back a bit on Michael Mojaver, the co-founder and CEO of Epilog. Michael's background is in starting, funding, and leading technology companies in the US and around the world. He graduated from UC San Diego with a BS degree in Engineering & Physics, with a minor in Statistical Economics. After graduating, he worked at Cornell University researching Elementary Particle Physics. He has also studied and worked at Fermilab and CERN in Switzerland

His first venture in the tech world was a microchip design company for vision products called Tempest Microsystems, Inc. After eight years there, he joined the Gaming Innovation Group based in Norway as the President and CEO. Then in 2015, he founded Epilog, and has since worked alongside his son Lance Mojaver developing the next generation of video technology.

Michael's current main areas of interest include optics, artificial intelligence, and computer vision. Remember, you can see Mojaver in action at our upcoming webinar on Thursday, April 4th, where he will be comparing our SideCar technology to the Tesla Autopilot. **Reserve your spot here!**

-Team Epilog

03.27.24

CEO Webinar: SideCar vs. Tesla Autopilot



Hello Epilog Community,

We've got another exciting announcement to share with you. After the success of our webinar with CEO Michael Mojaver last week, we have scheduled another for **Thursday, April 4th at 2 PM PST.** **You can reserve your spot here!**

The focus of the webinar will be comparing our SideCar technology against arguably the top trend setter in the self-driving realm, Tesla Autopilot. Michael will dive into the differences between the two systems, why Epilog's computer vision technology sets SideCar apart, and much more. This is a fantastic opportunity to learn more about why SideCar isn't just the most affordable autonomous driving solution on the market, but is a stand out product in the self-driving space. **Make sure to head over to Livestorm and secure your seat for this webinar now!**

- Team Epilog

03.26.24

Check Out SideCar's 1,000 Mile Road Trip


1000 miles of Sidecar, 95% autonomous, on a Toyota Rav4.

Hello Epilog Community,

While our first iteration of SideCar is now publicly available for specific Toyota models, our team is still hard at work testing and developing the product to make sure that we can make autonomous driving available for everyone. Part of our rigorous testing included sending SideCar on a 1,000 mile round trip from San Francisco to Los Angeles, which you can see portions of in the video clip above.

The footage includes Sidecar navigating the infamous bumper-to-bumper traffic on the highways of Los Angeles, easily handling the ebbs and flows of rush hour. The drive was 95% autonomous, showing just how much of the time that we currently spend putting our focus towards driving can be handled by SideCar. For long road trips across the country or stressful commutes in the big city, SideCar is the perfect tool to help you get where you're going safely and easily.

You can help us define the future of driving here at Epilog by becoming an investor today. You have a chance to own a part of this revolutionary technology that can help build safer roadways and make manual driving feel as outdated as the stick shift. Don't miss this amazing opportunity, complete your investment today.

- Team Epilog

03.21.24

What Sets Our Computer Vision Apart


Epilog 8K AI vision

Hello Epilog Community,

Here at Epilog, we pride ourselves on making higher quality computer-vision technology at a more affordable price than other options in the market, and it's a major part of why SideCar represents a leap forward for publicly available self-driving technology. A majority of the driver assistance systems available on the road today operate using a collection of low-quality cell phone-type cameras to form their forward vision system. For example, most of the current Autopilot system "tiles" eight cameras, five that are looking forward and three looking backward. This is one of the ways that the technology used in Sidecar stands out above the rest

Sidecar uses one 8K (25MP) vision system which we estimate to be 10x the image quality of the five Autopilot forward-looking cameras combined that are used in other systems. By avoiding duplication and ambiguity inherent in these other tiled systems, we estimate SideCar can detect objects on the road with about 10x more precision and from 3x farther away. These added benefits help SideCar stand out amongst the crowd, and ensure the safest possible self-driving technology on the market. All you have to do is install SideCar, activate the Cruise Control, and relax while SideCar does all the work for you

This is the type of technology that can revolutionize the auto industry, and you have an opportunity to capitalize on that. Don't miss your chance to get in on the ground floor of the self-driving car movement, make sure to complete your investment in Epilog today!

- Team Epilog

03.20.24

ICYMI: Watch our latest webinar with CEO Michael M


Epilog Investor Webinar March 18, 2024

Hello Epilog Community,

Yesterday our CEO Michael Mojaver hosted a webinar covering the state of Epilog AI. He touched on the importance of SideCar getting to market, future vehicles targeted for product integration, and where he sees Epilog going. He also took time to answer questions from the audience on a wide range of topics. In case you weren't able to attend, please check out this recording of the webinar.

We've been thrilled by the response from the crowd so far, and it has been fantastic to see how many people truly believe in our vision for computer vision. They're still time to join the ride, so if you haven't yet, make sure to complete your investment in Epilog today!

- Team Epilog

03.19.24

Early Bird Perks End in 3 hours!


TIME IS
RUNNING OUT

Hello,

Our early-bird bonuses are set to expire in a little over three hours. T**hat means that this is your last chance to earn up to 25% bonus shares by completing an investment in Epilog!** Opportunities like this don't come around very often, so make the most of this one and become an investor today.

Our self-driving technology has the potential to improve driver wellbeing, make roadways safer, and is an affordable option for existing vehicle owners. It's based on our patented computer-vision technology that allows our system to process images with more power and clarity than other self-driving systems. Best of all, we just announced last week that our premier product, SideCar, is now available for sale!

There is a reason why major news outlets like Yahoo! Finance and the Associated Press are taking notice of Epilog, but there's still time to get in on the ground floor of this groundbreaking technology. So take advantage of this closing window and earn your bonus shares in Epilog before the offers expire.

- Team Epilog

03.18.24

Webinar With CEO Michael Mojaver Later Today!



Dear Epilog Community,

This is a final reminder about our upcoming webinar with Epilog CEO Michael Mojaver. It is scheduled for today at 2 PM PST on LiveStorm. We're thrilled to share some positive developments with the company, talk about our exciting SideCar technology, which is now available for purchase at our new site, and highlight the new heights we're hoping to branch out into in 2024.

You will be able to directly ask Michael any questions you have about Epilog, SideCar, and all the tech our team has developed. You'll also have a chance to learn why your investment in the company will be so important to the Epilog team. Make sure to reserve your spot now and we hope to see you there!

And don't forget that our early-bird bonus perks end tomorrow morning. This is your last chance to secure these bonus shares when you invest in Epilog, so don't miss this amazing opportunity, complete your investment today!

-Team Epilog

03.15.24

Epilog in the News

Hello Epilog Community,

Earlier this week we announced that our premier product, SideCar, is now available for purchase. The news marked a major milestone for our company and made waves in the larger technology and finance communities. SideCar represents a major step forward in publicly available technology for autonomous cars, and these media outlets are taking notice of our groundbreaking technology and affordable product that will allow for millions of car owners to make their vehicles self-driving.

So far, news of SideCar's release has been reported by Yahoo! Finance, The Associated Press, Markets Insider, The Financial Post, The Toronto Sun, and many more. We expect more channels to pick up the news as well, as our product represents a major leap forward for all existing vehicle owners. There is still time to get in on the ground floor as we work to democratize autonomous vehicles and make our roads safer and driver's lives easier. If you want to learn more, **be sure to attend our webinar with CEO Michael Mojaver on Monday, March 18th at 2 PM PST on LiveStorm**. You can reserve your spot here!

Become an investor in Epilog today, and **take advantage of our early bird bonuses, which are set to expire on Tuesday, March 19th.** You can earn up to 25% bonus shares if you make your investment before the window expires, so act fast to become an owner in the company that is working to define the future of our roadways.

-Team Epilog

03.14.24

SideCar in Stop-and-Go Traffic + Perk Update


SideCar - Stop and Go Traffic

Hello all,

Many of you have expressed curiosity to learn more about how SideCar, Epilog's self-driving retrofit for vehicles, works in stop-and-go traffic. The video at the top here shows a vehicle equipped with SideCar driving in the busy streets of San Francisco. You can see the vehicle seamlessly accelerating, decelerating, and adjusting to all the challenges that come with rush hour traffic. This self-driving technology can be at your fingertips shortly, now that we have announced that SideCar is available for purchase at our new website.

We also wanted to remind **previous investors of Epilog that you can secure your 50% bonus shares when you make a new investment.** And those who are looking to invest with us for the first time, don't forget that **you have until Tuesday, March 19th to earn up to 25% bonus shares**. Our state-of-the-art advancements in digital vision are helping Epilog to chart a course toward a future where innovation knows no limits. Join us as we transform how machines see the world!

Lastly, don't forget about our upcoming webinar with CEO Michael Mojaver on Monday, March 18th at 2 PM PST. Mojaver will answer all your questions about Epilog then, and provide his personal insight as to why he believes Epilog will lead self-driving cars into the future, so make sure to reserve your spot while there's still space left!

- The Epilog Team

03.13.24

SideCar is Now Available for Purchase!



Hello Epilog Community,

We are thrilled to announce that SideCar is now available for purchase at our new website. Our autonomous driving retrofit solution is delivered right to your door and takes only 15 minutes to install before you can let the system take your car for a spin. This initial release is available for Toyota Corolla, Highlander, and RAV4 models. For more details on the specific years and models that are compatible with SideCar, or for instructions on how to install a unit, please go to the website above.

Once installed, the system is easy and intuitive to use, activating just like the native cruise control system on your car and deactivating with a simple press of the brake pedal. While active, SideCar will handle the gas, brakes, and steering, making for an easy and relaxing ride in your new automated vehicle. The most exciting part of this is that you can get SideCar at a discount right now! Our initial product is available for only $749, so head on over and buy yourself the peace of mind of a safer, laborless ride.

Initial sales is a huge milestone for Epilog, but only the first of many we anticipate this year. We are excited to share more about SideCar-equipped vehicles in the real world, and testimonials from real customers enjoying the benefits of our self-driving technology. Don’t miss out on this fantastic opportunity to own the future of autonomous vehicles, complete your investment today. **There’s only one week left on our early bird bonuses,** so you won’t have a better chance to become a part of the Epilog community.

-Team Epilog

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Epilog.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1 Perk

Invest $1000+ and receive 5% bonus shares + free Epilog T-shirt**

Select

$2,500

Tier 2 Perk

Invest $2500+ and receive 10% bonus shares + 50% off SideCar

Select

$5,000

Tier 3 Perk

Invest $5,000+ and receive 15% bonus shares + 75% off SideCar

Select

$10,000

Tier 4 Perk

Invest $10,000+ and receive 20% bonus shares + Free SideCar***

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Jonathan Madden
14 days ago

Hi Michael,
Great update, I missed the first part of the webinar. W...
Show more

1 · 0

Michael Mojaver
Epilog • 13 days ago

Hi Jon, here is the link to the recording: https://www.youtube.com/watch?v=YF3TYchliP0

0

Paul Kruebbe
15 days ago

Just out of curiosity how do you guys plan on stack up against Nvidia, AMD, and the leaders in this space. ...
Show more

5 · 0

Michael Mojaver
Epilog • 13 days ago

Hi Paul, we use NVIDIA hardware in SideCar, but long term the future of AI inference/training is likely in ...
Show more

0

View 4 more replies

Suresh Subramanian
20 days ago

When will SideCar be made available for Toyota Camry? Can Epilog show the differentiation when compared to...
Show more

1 · 0

Michael Mojaver
Epilog • 19 days ago

Hi Suresh, you can join the waitlist here drivesidecar.com/waitlist to be notified of Toyota Camr...
Show more

0

RR

Ronald Rudich
23 days ago

Are you going to notify me when I need to fund the purchase?

1 0

MM

Michael Mojaver
Epilog • 20 days ago

Hi Ron, confirming this was handled over email. Thanks

0

RM

Raymond Marine
25 days ago

Michael, I am talking about"Start Engine Crowdfunding" I wrote This On Their Page. I do Not ...
Show more

1 0

MM

Michael Mojaver
Epilog • 25 days ago

Thank you for the clarification, Raymond. If we achieve our funding targets, the prospects are good for an ...
Show more

0

CM

Chris Momose
a month ago

Michael,
Thanks for your reply. You're right about my mistaking...
Show more

0 0

RM

Raymond Marine
a month ago

Chris, I got in at $8, then six months it split 1 for 3 in my favor. A year Later I bought more at $25. It is now wor...
Show more

4 0

TO

Theodore OSHMAN
a month ago

That is exactly correct. Start Engine is all marketing hype. As Mr. Wonderful testified at a congressional hearing, but nev...
Show more

0

View 3 more replies

CM

Chris Momose
a month ago

I'm curious about the share price. I paid $7.50 per share almost 4 years ago. Why is the current share pri...
Show more

3 0

TO

Theodore OSHMAN
a month ago

Do you see any discussion after all these years of any material revenue? Do you see any discussion of widesprea...
Show more

0

View 2 more replies

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:52 AM 06/28/2010
FILED 11:52 AM 06/28/2010
SRV 100694905 - 4825424 FILE

CERTIFICATE OF INCORPORATION

OF

Biotronix Corporation

FIRST. The name of the corporation is Biotronix Corporation

SECOND. Its registered office in the State of Delaware is located at 1521 Concord Pike, Suite 301, in the City of Wilmington, County of New Castle, Zip Code 19803. The registered agent in charge thereof is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is 30,000,000, of which 25,000,000 shares of par value $0.0001 per share shall be designated as Common Stock and 5,000,000 shares of par value $0.0001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time by the board of directors, and the board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitation and restrictions thereof, which are permitted by the Delaware General Corporation Law, of the shares of each series of Preferred Stock. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such series, voting together as a single class.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., 7083 Hollywood Blvd., Suite 180, Los Angeles, CA 90028.

SIXTH. The board of directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty shall be eliminated to the fullest extent permissible under Delaware law. The corporation is authorized to indemnify its directors and officers to the fullest extent permissible under Delaware law.

IN WITNESS WHEREOF, the undersigned incorporator has executed this Certificate of Incorporation on the date below.

Date: June 25, 2010

LegalZoom.com, Inc., Incorporator

By: ______________________
Sheila Dang, Asst. Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:30 PM 07/27/2015
FILED 12:30 PM 07/27/2015
SRV 151105211 - 4825424 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Biotronix Corporation

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows:

The name of the corporation is Epilog Imaging Systems Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22nd day of July, 2015.

By: [signature]
Authorized Officer

Title: President

Name: Michael Mojaver
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